November 26, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

DRILLING UPDATE – PAMPA DE PONGO IRON DEPOSIT, SOUTH PERU

Diamond drilling intersects in excess of 285 m of semi-massive to massive magnetite mineralization – drilling continues.

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to provide an update on the Phase I diamond drill program currently underway on its 8,000 ha Pampa de Pongo property located in the coastal region of southern Peru, approximately 400 km south of Lima.

The project was acquired in January, 2004 from Rio Tinto Mining and Exploration Ltd. (“RT”) and is situated some 30 to 35 km SE of the Marcona Iron Mine (approximate resource of 1.4Bt @ 54% iron) and the Mina Justa copper deposit (inferred resource of 218Mt @ 0.8% copper).  A deep-sea port facility is located 42 km to the NW at Puerto San Nicolas.

Pampa de Pongo was discovered by RT in the mid-1990s as part of a regional exploration program targeting iron oxide-copper-gold (IOCG-type) mineralization.  Wide-spaced reconnaissance drilling by RT (for a total of 15 boreholes) identified widespread magnetite +/- copper-gold mineralization along a structural corridor approximately 1km wide and in excess of 6km long.  Two main deposits have been identified to date, referred to as the Central and South Zones.  Highlights of the RT drill campaign include:

  Hole PPD001 intersected 403 m of massive magnetite mineralization averaging 45% Fe from 360 - 763m within which a 169 m interval returned an average of 52.9% Fe.
  Hole PPD009 intersected 8 m @ 1.72%Cu and 0.35 g/t Au within an 82.6 m thick interval from 259.4 - 342.0 m which ran 56% Fe, 0.24% Cu & 0.35 g/t Au.
  Hole PPRC002 intersected 21 m @ 0.43% Cu and 0.68 g/t Au from 133.0 – 154 m.

Results of the Rio Tinto work at Pampa de Pongo are discussed in a technical paper on the Marcona IOCG district by Rio Tinto staff geologists and researchers from Queen’s University, published in 2002 (Porter, T.M. (Ed), 2002 - Hydrothermal Iron Oxide Copper-Gold & Related Deposits: A Global Perspective, volume 2).

In this paper the authors conclude that at Pampa de Pongo “Wide-spaced drilling suggests a potential resource of 1,000Mt comprising approximately 75% magnetite.”

Cardero’s 2004 Program:

Exploration work by Cardero at Pampa de Pongo in 2004 has included surface mapping, an electromagnetic survey (TEM), detailed high-resolution ground magnetic surveys (117 line km), magnetic data processing (3D inversion modeling) and diamond drilling (in progress).  Quantec Geoscience Ltd. conducted the TEM, magnetic surveys and magnetic data processing.

Drilling is currently evaluating and refining the iron resource potential in the Central deposit.  A re-interpretation of the previous RT results in this area by Cardero geoscientists and 3D modeling of the magnetic data by Quantec has proved to be very instructive.  A pear-shaped highly magnetic body (as defined by the 0.8 SI unit shell - that is, corresponding to high susceptibility magnetic material) 1.0 to 1.2 km in diameter and locally extending to a depth of more than 1.0km corresponds with the Central Magnetite deposit as identified by Rio Tinto.

More importantly, in contrast to the previous Rio Tinto drill results and geophysics, the magnetic anomaly was modeled to sub-crop (to within approximately 40m of surface based on the constraints of the geophysical inversion model) over at least a 200 by 200m area.

Hole DDH04-20, designed to test this new model, intersected magnetite mineralization in breccias and semi-massive to massive magnetite replacement zones from 54 to 341 m (current depth of the borehole), as of writing mineralization remains open and drilling continues.

To date, 11 holes have been completed totaling 2881.9 m.  The majority of the drilling was directed towards evaluating the copper-gold potential peripheral to the main iron deposits.

At least one additional borehole is scheduled and completion of the drilling program is anticipated to take approximately 3 weeks with final assay results approximately 4 to 6 weeks thereafter.

Cardero’s president, Mr. Henk Van Alphen, notes “The initial drilling at Pampa de Pongo, located only 30 km from the operating Marcona Iron Mine and deep sea port, is highly encouraging, clearly indicating that significant magnetite mineralization occurs at shallow, open-pitiable depths.  Furthermore it is worth noting that major steel manufacturers have agreed to an iron ore price increase of 20% on long term contracts in 2004 and are anticipating a similar increase in 2005.”

A general summary of the holes completed to date is tabulated below:

Hole	Target	Results
DDH04-10	EM Conductor along the W flank of the South Zone	220.8–270.0 m (49.2 m) @ 41.5% Fe 0.35% Cu, 0.37g/t Au (excludes post mineral dykes between 222.5-223.75 m and 229.5–231.8 m).
DDH04-11	Extension of EM conductor, 500 m S of DDH04-10	Intersected post-mineral dyke. Terminated due to bad ground conditions.
DDH04-12	Satellite conductor W of the South Zone	No significant mineralization.
DDH04-13	South edge of the South Zone	Strong sodic-potassic alteration with abundant pyrite and minor Cu-Au.
DDH04-14	EM conductor along the western flank of the Central Zone.	Semi-massive, low-grade (<30% Fe) magnetite-pyrite mineralization between 98.5–102.5 m and 133.4–160.0 m.
DDH04-15	Overburden covered basin at a major structural intersection associated with a broad, weak magnetic anomaly.	No significant mineralization.
DDH04-16	Series of surface copper showings along a NNE-trending structure	154.3–187.5 m: fault breccia with disseminated to semi- massive pyrite magnetite and hematite. The interval 154.3– 173.6 m (19.3 m) assayed 0.88 g/t Au.
DDH04-17	East edge of South Zone.	Hole abandoned in overburden.
DDH04-18	Central part of South Zone.	Hole abandoned in overburden.
DDH04-19	Central part of South Zone.	200.0-395.0 m (195.0m) of continuous semi-massive to massive magnetite mineralization. Assays pending.
DDH04-20	Modeled sub-cropping magnetite mineralization.	54.0–341.0 m (287 m – remains open) semi-massive to massive magnetite mineralization. Drilling in progress.
KA-001	Kampana Target Circular magnetic anomaly about 800 m in diameter centered about 4 km E of the Central Zone.	154.0–425.85 m (251.85 m) of continuous stockwork magnetite mineralization. Assays pending.

Note:  Borehole numeric sequence contiguous after previous RT drilling.

Although Cardero is encouraged by the results to date, it is important to realize that such results are only from preliminary exploration and there has been insufficient exploration to define any National Instrument 43-101 compliant mineral resource on the property, and it is uncertain if further exploration will result in the discovery of a mineral resource at Pampa de Pongo.  Furthermore, despite the attractive infrastructure nearby at Marcona, there can be no assurance that any mineral resource which might be identified at Pampa de Pongo could be profitably mined.

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information contained in this news release.

The work program at Pampa de Pongo is supervised by Gary D. Belik, P. Geo. who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph each individual borehole prior to preparing the split core which is sealed and shipped to ALS Chemex Peru for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards, finally, representative blind duplicate samples will be forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

The Company is well financed with over $18 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper and iron ore-copper-gold (IOCG) projects which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program result, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This press release is not an offer to buy or sell securities in the United States.